UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .)

SIGNATURES

1.	Press Release of Dialog Semiconductor Plc dated March 31, 2003: “Dialog Semiconductor reports the plan to close its Swedish subsidiary”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date	March 31, 2003	By	/s/ ROLAND PUDELKO

Roland Pudelko Executive Director, CEO and President

For immediate release	March 31, 2003

Dialog Semiconductor reports the plan to close its Swedish subsidiary

Kirchheim/Teck-Nabern, March 31, 2003 – Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), today reported that it was planning to close its Swedish subsidiary. The decision has been made due to take measures to control both costs and headcount in order to better ensure the company’s long term future.

Dialog has decided to focus on its core competence, which is the design and manufacture of integrated circuits. At present its Swedish facility has a large number of employees and closing it would give the greatest reduction on cost with the least impact on Dialog’s core business.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Dialog’s innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on standard product and high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001. As of January 1, 2003 Dialog Semiconductor was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

DISCLAIMER

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Straße 95
D-73230 Kirchheim/Teck-Nabern
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	birgit.hummel@diasemi.com
Internet	www.dialog-semiconductor.com